Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF

LIQUIDMETAL TECHNOLOGIES, INC.

Liquidmetal Technologies, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

FIRST:  That the original Certificate of Incorporation of Liquidmetal Technologies, Inc. (the “Corporation”) was filed with the Secretary of State of the State of Delaware on May 15, 2003, and that a Certificate of Ownership and Merger of Liquidmetal Technologies (a California corporation) with and into the Corporation was filed with the Secretary of State of the State of Delaware on May 21, 2003.

SECOND:  That, at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable, and calling a meeting of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendments is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing Article IV thereof so that, as amended, Article IV shall be and read as follows:

“The Corporation shall have authority to issue Three Hundred Ten Million (310,000,000) shares of capital stock, consisting of Three Hundred Million (300,000,000) shares of common stock, $0.001 par value per share  (the “Common Stock”), and Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”), of which One Million Eight Hundred Seventy-Five Thousand (1,875,000) shares are hereby designated as “Series A-1 Preferred Stock” and Three Million Two Hundred Eighty-One Thousand Two Hundred Fifty-Three (3,281,253) shares are hereby designated as “Series A-2 Preferred Stock.”  The Preferred Stock authorized by the Certificate of Incorporation, as amended, may be issued from time to time in one or more series.  The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them.  The voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of the Series A-1 Preferred Stock and Series A-2 Preferred Stock (collectively, the “Series A Preferred Stock”) are set forth in a Certificate of Designation, Preferences, and Rights previously filed by the Corporation with the Secretary of State of Delaware on May 1, 2009 (the “Series A Certificate of Designation”).”

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing Article VIII thereof so that, as amended, Article VIII shall be and read as follows:

“(a)         Directors — General.  Subject to Section (b) below, the number of directors of the Corporation shall be determined by resolution of the Board of Directors.  Elections of directors need not be by written ballot, unless the Bylaws of the Corporation shall so provide.

(b)           Series A Directors and Common Directors.     Notwithstanding the foregoing, for as long as at least 25% of the number of shares of Series A Preferred Stock issued on May 1, 2009 (the initial issuance date of the Series A Preferred Stock) are outstanding, the Board of Directors of the Company shall consist of five (5) members.  In any election of directors taking place after May 1, 2009, as long as at least 25% of the number of shares of Series A Preferred Stock issued on May 1, 2009 are outstanding, (i) the holders of the Series A Preferred Stock, voting as a separate class, shall have the right to elect two of the members of the Corporation’s Board of Directors, (ii) the holders of the Common Stock, voting as a separate class, shall have the right to elect two of the members of Company’s Board of Directors (the “Common Directors”), and (iii) the holders of the Common Stock and the holders of the Series A Preferred Stock, voting together as a single class (with the holders of Preferred Stock voting on an as converted to Common Stock basis as described in the last sentence of this Section (b)), shall have the right to elect one of the members of the Company’s Board of Directors.

In addition to any class voting rights provided by law and the Certificate of Incorporation, and subject to the first paragraph of this Section (b), the holders of Series A Preferred Stock shall have the right to vote together with the holders of Common Stock as a single class on any matter on which the holders of Common Stock are entitled to vote, at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner of the holders of the Common Stock; provided, however, that the holders of Series A Preferred Stock shall not have the right to vote on the election of the Common Directors. With respect to the voting rights of the holders of the Series A Preferred Stock pursuant to the preceding sentence, each holder of Series A Preferred Stock shall be entitled to one vote for each share of Common Stock that would be issuable to such holder upon the conversion of all the shares of Series A Preferred Stock held by such holder on the record date for the determination of shareholders entitled to vote at such meeting or the effective date of such written consent (after taking into account the conversion limitation set forth in Section 4M(1) of the Series A Certificate of Designation but disregarding the conversion limitation set forth in Section 4M(2) of the Series A Certificate of Designation), and shall have voting rights and powers equal to the voting rights and powers of the Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company.”

THIRD:  That thereafter, pursuant to a resolution of the Board of Directors of the Corporation, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

FOURTH:  That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

FIFTH:  That said amendments shall be effective upon filing in the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer this 31st day of July, 2009.

LIQUIDMETAL TECHNOLOGIES, INC.

By:	/s/ Tony Chung
Name: Tony Chung
Title: Chief Financial Officer